

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2012

<u>Via Facsimile</u>

Patrick J. Ward
Vice President and Chief Financial Officer
Cummins Inc.
500 Jackson Street
Box 3005
Columbus, IN 47202

> **Re: Cummins Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 1-4949**

Dear Mr. Ward:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of August 22, 2008 and September 26, 2008. We note that your website states that your Latin America office serves Cuba, and we are aware of third party websites showing companies in Iran that carry Cummins' products or parts. As you know, Iran Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2008 letters, including descriptions of past, current and anticipated contacts

through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements.

For instance, we note from your 10-K that you have joint ventures with Dongfeng Automotive Co. Ltd., Beijing Foton Motor Co., Ltd., Komatsu and Tata Motors Ltd. We note recent news articles and third-party websites reporting that Dong Feng Automobile and its parent Dong Feng Motor Co. conduct business in Iran; Beijing Foton Motor Co. and its affiliates have operations in Iran and sell products in Syria; Komatsu has an office in Tehran, Iran; and Tata Motors sells its products in Iran, Syria, Sudan and Cuba.

Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and clarify whether your joint venture partners sell your products, parts or components in these countries. Also, describe any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance